Via EDGAR Transmission

March 17, 2022

United States Securities and Exchange Commission

Division of Corporate Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tofla Megaline

Amendment No. 1 to Registration Statement on Form S-1

Filed December 29, 2021

File No. 333- 260430

Ladies and Gentlemen:

Set forth below are the responses of Tofla Megaline (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 31, 2022, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-260430, initially filed with the Commission on December 29, 2021 (the “Amendment No. 1”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Amendment No. 1 (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note the revisions made in response to prior comment 1 and re-issue this comment in part. In this regard, please ensure the registration statement cover page includes a checkbox related to the extended transition period for complying with new or revised financial accounting standards.

Response:

The Company has updated the provision and added the checkbox related to the extended transition period.

2. Refer to prior comment 2. As previously requested, please revise your cover page to disclose Mr. Angulo’s expected voting power percentage following the offering and include a cross-reference to the related risk factor on page 9.

Response:

The Company has updated the cover page and the risk factor.

Because our sole officer and director might own more than…, page 9

3. We note your response to prior comment 3. Provide us with a legal analysis to support your assertion that you are not a shell company, as such term is defined in Rule 405 of the Securities Act. As part of this analysis, please tell us when the purchases of microprocessors were made and the costs you incurred.

Response:

The Company is regarded as not a “shell company”. Shell company is defined as a registrant that has no or nominal assets under Rule 405 of the Securities Act. During the three months ended October 31, 2021 Tofla Megaline capitalized website development costs of $6,325, which is being amortized over a 3-year useful life, and recognized $200 worth of amortization expense. Also, shell company’s assets consist solely of cash and cash equivalents. As of October 31, 2021, assets of the Company consisted of Cash ($200), Prepaid Expense ($543) and Intangible Assets, Net ($6,125).

Following the business plan described in the Prospectus, the Company has purchased microprocessors designed to provide wireless communication between the robotic units and remote servers. First sample microprocessors were bought on October 29, 2021 in the amount of US$38.90. The next microprocessors will be purchased in the amount of 100 pieces.

General

4. Refer to prior comment 11. The legality opinion continues to opine on a resale offering by referencing a selling stockholder. Accordingly, please revise your filing or include a revised legality opinion so that the legality opinion covers the same transaction as the registration statement.

Response:

The legal opinion was revised by our attorney in order to cover the same transaction as the registration statement. The updated opinion filed as an Exhibit 5.1 to the Amendment 2 to the Registration Statement.

TOFLA MEGALINE

By:	/s/ Rodolfo Guerrero Angulo
Rodolfo Guerrero Angulo
President, Treasurer, Secretary and Director